

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2012

<u>Via E-mail</u>
Ms. Barbara A. Niland
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

Re: **Huntington Ingalls Industries, Inc.**
Form 10-K for the year ended December 31, 2011
Filed March 29, 2012
File No. 001-34910

Dear Ms. Niland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>
<u>Critical Accounting Policies, Estimates and Judgments, page 37</u>
<u>Revenue Recognition, page 38</u>

1. We note your disclosure that for the years ended December 31, 2011, 2010 and 2009, net favorable (unfavorable) cumulative catch-up adjustments increased (decreased) operating income by $54 million, ($79) million and ($81) million, respectively. In light of the fact that there may be significant favorable and significant unfavorable adjustments that net to a lesser amount, we believe that your disclosure in MD&A should be revised to provide the <u>gross</u> amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. Also, your analysis of the underlying reasons for the

changes in estimates should be related to each of the significant gross favorable and unfavorable adjustments. Please revise accordingly.

Consolidated Operating Results, page 44

2. We note that your disclosure on page 44 of your MD&A section includes a brief paragraph at the consolidated level (with no direct disclosure provided at the segment level) which explains the change in cost of sales. However, we believe that for a company with the size and breadth of operations as yours, this additional discussion does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

3. Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

4. With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

    • Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

- Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

Liquidity and Capital Resources, page 51
Free Cash Flow, page 52

5. We note the presentation of the non-GAAP measure, "free cash flow" and the related statement that management believes it is a "useful measure for investors." Please revise future filings to disclose why management believes free cash flow is a useful measure for investors and to what extent, if any, management uses such measure. Refer to Regulation S-K, Item 10(e)(1)(i)(C) and Item 10(e)(1)(i)(D).

6. Please revise this section of MD&A to include an estimate of your expected capital expenditures for the next fiscal year.

Financial Statements, page 59
Consolidated Statements of Financial Position, page 62

7. Please tell us the nature of the items which comprise current liabilities of $249 and $265 at December 31, 2011 and December 31, 2010 and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in a note to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulation S-X.

Statements of Cash Flows, page 63

8. We note from your disclosure in Note 19 that total stock based compensation recorded for the value of the awards granted to company employees and non-employee members of the Board of Directors for the years ended December 31, 2011, 2010 and 2009 were $46 million, $16 million, and $11 million respectively. However, we note that the stock based compensation line presented in the operating activities section of the statements of cash flows discloses $0 stock based compensation for 2010 and 2009. Please revise to resolve this discrepancy.

Notes to Consolidated Financial Statements, page 65

General

9. Please revise the notes to the financial statements to include the fair value disclosures required by ASC 820-10-50-5 for all assets and liabilities remeasured to fair value on a nonrecurring basis, such as goodwill which was subject to impairment and remeasured to fair value in the year ended December 31, 2011. See guidance in ASC 820-10-50-5.

2. Summary of Significant Accounting Policies, page 65
Cash and Cash Equivalents, page 69

10. We note that the carrying value of cash and cash equivalents approximates fair value due to their short term nature. Please revise future filings to disclose whether your cash equivalents have original maturity dates of ninety days or less. Refer to ASC 305-10-20b.

11. Business Arrangements, page 77

11. We note that you have recorded operating income related to earnings from equity method investees of $20 million, $19 million and $10 million in the results of operations within the cost of service revenues for the years ended December 31, 2011, 2010 and 2009, respectively. In light of the significance of the amount of earnings from equity method investees to operating income in 2011, please explain to us why you believe it is appropriate to record this amount as part of operating income. As part of your response, please tell us why the operations of the equity investees are significantly integral to your operations. We also believe that the amount of earnings from equity method investees should be separately presented as one line item on the statement of operations. Please revise accordingly.

General

12. We refer to an April 6, 2012 news article in which based on a report prepared by you and delivered to Congress on March 29, 2012, you stand to record a loss of approximately $194 million related to cost overruns on the USS Gerald R. Ford aircraft carrier. In this regard, please tell us how your estimate of this loss in the report provided to Congress will be reflected in your interim March 31, 2012 financial statements. Your response should clearly address the amount of any loss recorded/to be recorded, as well as other changes in estimates that impact your financial statements as a result of the cost overruns. We may have further comment upon receipt of your response.

Form 8-K filed March 28, 2012
Exhibit 99.1

13. Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that adjusted total operating margin and adjusted diluted earnings per share are disclosed in the press release, without similar presentation of GAAP operating margin and diluted earnings per

share, we believe the non-GAAP measures have been given greater prominence. Please revise exhibits 99.1 and 99.2 in future filings to present the equivalent GAAP measure with equal or greater prominence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief